# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Waldencast plc, CIK 0001840199
CUSIP: G9503X103
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 81 Fulham Rd., London, United Kingdom (X0), SW3 6RD
Date of event which requires filing of this statement: 11/19/2024
Amends the filing with accession number 0001213900-22-045398
Filed by CIK 0001840220
Persons authorized to receive notices and communications: Waldencast Long-Term Capital, c/o Waldencast plc, 81 Fulham Road, London, United Kingdom (X0), SW3 6RD, (917) 546-6828; Maxim Mayer-Cesiano, Esq., Skadden, Arps, Slate, Meagher & Flom LLP, One Manhattan West, New York, New York (NY), 10001, (212) 735-2297

## Reporting persons
- Beauty Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 12,412,267; sole dispositive power 0; shared dispositive power 12,412,267; aggregate amount beneficially owned 12,412,267 (10.8% of the class)
  Comment: The percentage in Row 13 of Class A ordinary shares, par value of $0.0001 per share ("Class A Shares") is based on 112,084,376 shares of Class A Shares outstanding as of November 15, 2024, as reported in the Form 6-K filed by the Issuer on November 20, 2024, and an additional 3,103,067 Class A Shares issuable upon exercise of warrants held by Beauty Ventures LLC.
- Waldencast Long-Term Capital LLC (CIK 0001840220): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 12,412,267; sole dispositive power 0; shared dispositive power 12,412,267; aggregate amount beneficially owned 12,412,267 (10.8% of the class)
  Comment: The percentage in Row 13 of Class A Shares is based on 112,084,376 shares of Class A Shares outstanding as of November 15, 2024, as reported in the Form 6-K filed by the Issuer on November 20, 2024, and an additional 3,103,067 Class A Shares issuable upon exercise of warrants held by Beauty Ventures LLC.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Waldencast plc
Address of issuer's principal executive offices: 81 Fulham Rd., London, United Kingdom (X0), SW3 6RD
Comment:
Explanatory Note

The following constitutes Amendment No. 1 ("Amendment No. 1") to the initial statement on Schedule 13D, filed with the Securities and Exchange Commission on August 8, 2022 (the "Schedule 13D") by the undersigned. This Amendment No. 1 is being filed for the purposes of disclosing the disposition by the Reporting Persons of an aggregate of (i) 7,990,800 Class A Shares and (ii) 2,663,599 Private Placement Warrants completed pursuant to certain Disposition Requests (as defined below). In connection with the disposition that occurred on January 28, 2025 (described in Item 5 below), the Reporting Persons became aware that an amended Schedule 13D was required to be filed following the disposition of Class A Shares and Private Placement warrants that occurred on November 19, 2024. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings given to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following language:

As previously disclosed in the Schedule 13D, pursuant to the Forward Purchase Transaction, Beauty Ventures LLC received an aggregate of (x) 17,300,000 Class A Shares and (y) 5,766,666 Private Placement Warrants.

Pursuant to the amended and restated limited liability company agreement for Beauty Ventures LLC, dated March 1, 2021, as amended (the "LLC Agreement"), a member of Beauty Ventures LLC may request a disposition of all or a portion of the Class A Shares or Private Placement Warrants in the member's respective capital accounts (a "Disposition Request"). Such Disposition Request, at the discretion of the managing member, involves the transfer of the Class A Shares and/ or Private Placement Warrants directly to such requesting member. Upon such transfer, the Reporting Persons no longer beneficially own such transferred Class A Shares or Private Placement Warrants.

Certain members of Beauty Ventures LLC may submit Disposition Requests from time to time that would result in additional transfers of Class A Shares or Private Placement Warrants from the Reporting Persons to such members.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

(a) - (b) Calculations of the percentage of Class A Shares beneficially owned is based on 112,084,376 Class A Shares outstanding as of November 15, 2024, as reported in the Form 6-K filed by the Issuer on November 20, 2024, and an additional 3,103,067 Class A Shares issuable upon exercise of Private Placement Warrants held by Beauty Ventures LLC.

The aggregate number and percentage of the Class A Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Beauty Ventures LLC directly holds 9,309,200 Class A Shares and 3,103,067 Private Placement Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended to add the following language:

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

(c) Certain members of Beauty Ventures LLC submitted Disposition Requests requesting to redeem all of the Class A Shares and/or warrants in their respective capital accounts. Pursuant to such Disposition Requests, Waldencast Long-Term Capital LLC elected to transfer to such members a total of: 490,800 Class A Shares and 163,600 Private Placement Warrants on May 30, 2024, 500,000 Class A Shares and 166,666 Private Placement Warrants on November 19, 2024, and 7,000,000 Class A Shares and 2,333,333 Private Placement Warrants on January 28, 2025.

## Signatures
- Beauty Ventures LLC: /s/ Michel Brousset, Founder/CEO (01/30/2025)
- Waldencast Long-Term Capital LLC: /s/ Michel Brousset, Founder/CEO (01/30/2025)